Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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Direct Dial Number (212) 455-7136	E-mail Address avernace@stblaw.com

March 17, 2016

VIA EDGAR AND E-MAIL

Mr. Perry J. Hindin

Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated March 16, 2016 concerning

Norfolk Southern Corporation

Preliminary Proxy Statement on Schedule 14A

filed by Canadian Pacific Railway Limited

Filed March 9, 2016

File No. 001-08339

Dear Mr. Hindin:

On behalf of Canadian Pacific Railway Limited (“Canadian Pacific”), we hereby submit for your review a revised preliminary proxy statement of Canadian Pacific (the “Revised Preliminary Proxy Statement”) with respect to the 2016 annual meeting of shareholders of Norfolk Southern Corporation (the “Company”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2016. Reference is made to your comment letter, dated March 16, 2016, concerning Canadian Pacific’s preliminary proxy statement on Schedule 14A filed on March 9, 2016 (the “Preliminary Proxy Statement”). This letter is in response to your comment letter. We set forth your comments and our responses below.

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Securities and Exchange Commission

Attention: Perry J. Hindin, Special Counsel

General

1.	Please include a section in your proxy statement explicitly directing shareholders to the company’s proxy statement for the names of the company nominees to the board of directors.

Response to Comment No. 1

The Preliminary Proxy Statement has been revised to reflect your comment. Please see page 12 of the Revised Preliminary Proxy Statement.

The Meeting, page 9

2.	Please reformat table so that it is clear which rows in the third column apply to each Voting Item.

Response to Comment No. 2

The Preliminary Proxy Statement has been revised to reflect your comment. Please see page 9 of the Revised Preliminary Proxy Statement.

Revocation Procedure, page 10

3.	Revise the first bullet point in this section to disclose that a stockholder of record may revoke or change proxy instructions by submitting any properly executed, subsequently dated proxy card, as opposed to only a green proxy card.

Response to Comment No. 3

The Preliminary Proxy Statement has been revised to reflect your comment. Please see page 10 of the Revised Preliminary Proxy Statement.

Certain Information Regarding the Company, page 13

4.	It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company’s proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the Company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Response to Comment No. 4

Canadian Pacific does not intend to disseminate its proxy statement prior to the distribution of the Company proxy statement. In the event that Canadian Pacific does disseminate its proxy statement prior to the distribution of the Company proxy statement, Canadian Pacific confirms its understanding that it must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Securities and Exchange Commission

Attention: Perry J. Hindin, Special Counsel

General

5.	Please file the form of proxy card. Refer to Exchange Act Rule 14a-6(a).

Response to Comment No. 5

The form of proxy card has been filed with the Revised Preliminary Proxy Statement.

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Please note that Canadian Pacific has included certain limited changes to the Revised Preliminary Proxy Statement other than those in response to your comments.

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In addition, Canadian Pacific acknowledges that:

•	Canadian Pacific is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Canadian Pacific may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Anthony Vernace (212-455-7136) or Lee Meyerson (212-455-3675) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Anthony F. Vernace
Anthony F. Vernace

cc:	Jeffrey J. Ellis

Chief Legal Officer and Corporate Secretary

Canadian Pacific Railway Limited